UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
UNICA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)
904583101

(CUSIP Number of Common Stock Underlying Class of Securities)
Yuchun Lee
President and Chief Executive Officer
Unica Corporation
170 Tracer Lane
Waltham, Massachusetts 02451
(781) 839-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of Filing Person)
Copy to:
Philip P. Rossetti
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6439

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,151,000	$45.23

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options cover an aggregate of 967,177 shares of the issuer’s common stock and have an aggregate value of $1,151,000 as of January 9, 2009, calculated based on a Black–Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .00003930 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $45.23
Form or Registration No.: Schedule TO
Filing Party: Unica Corporation
Date Filed: January 20, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d–l.

☑	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 20, 2009 (the “Schedule TO”) by Unica Corporation (the “Company”), wherein the Company offered to exchange certain outstanding eligible option grants for new option grants, on the terms and subject to the conditions described in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants dated January 20, 2009.
Item 2. Subject Company Information.
     Item 2 of the Schedule TO is hereby amended and supplemented to add the following:
     (c) Trading Market and Price.

Year Ended September 30, 2009	High	Low
First quarter	$8.85	$3.06

Year Ended September 30, 2008	High	Low
First quarter	$13.01	$8.37
Second quarter	$9.58	$6.15
Third quarter	$8.69	$6.20
Fourth quarter	$9.35	$7.31

Year Ended September 30, 2007	High	Low
First quarter	$14.20	$9.70
Second quarter	$14.10	$10.86
Third quarter	$17.98	$12.26
Fourth quarter	$15.99	$9.50
     As of January 9, 2009, the number of stockholders of record of our common stock was 1,071 and the number of outstanding shares of our common stock was 20,828,000. Because brokers and other institutions on behalf of stockholders hold many of our shares, we are unable to estimate the total number of beneficial stockholders represented by these record holders. On January 9, 2009, the closing price for our common stock as reported on Nasdaq was $5.37 per share. We recommend that you obtain current market quotations for our common stock, among other factors, before deciding whether or not to tender your eligible option grants.
Item 10. Financial Statements.
     Item 10 of the Schedule TO is hereby amended and supplemented to add the following:
     (a) Financial Information.
     The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008 is incorporated herein by reference.
     We have presented below selected consolidated financial data. The following selected consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended September 30, 2008, and our Quarterly Reports on Form 10-Q for the periods ended December 31, 2008 and 2007, which are incorporated herein by reference. The selected consolidated statements of operations data for the fiscal years ended September 30, 2008 and 2007 and the selected consolidated balance sheet data as of September 30, 2008 and 2007 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the year ended September 30, 2008. The selected consolidated statements of operations data for the three months ended December 31, 2008 and 2007 and the selected consolidated balance sheet data as of December 31, 2008 and 2007 are derived from our unaudited condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q for the three months ended December 31, 2008 and 2007. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended		Three Months Ended
	September	September	December 31,	December 31,
	30, 2008	30, 2007	2008	2007
			(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenue	$121,131	$102,243	$26,094	$28,464
Operating loss	$(3,393)	$(2,469)	$(2,440)	$(1,570)
Net income (loss)	$(9,739)	$496	$(4,098)	$(424)
Earnings (loss) per share
Basic	$(0.48)	$0.02	$(0.20)	$(0.02)
Diluted	$(0.48)	$0.02	$(0.20)	$(0.02)
Shares used in computing earnings (loss) per share:
Basic	20,443	19,857	20,802	20,131
Diluted	20,443	20,782	20,802	20,131

	As of
	September	September	December 31,	December 31,
	30, 2008	30, 2007	2008	2007
			(unaudited)
	(in thousands, except per share data)
Consolidated Balance Sheet Data:
Current assets	$74,736	$75,198	$73,128	$76,376
Total assets	$116,909	$121,348	$110,985	$121,970
Current liabilities	$53,432	$54,743	$50,823	$55,594
Total liabilities	$56,903	$58,429	$54,242	$58,387
Total shareholders’ equity	$60,006	$62,919	$56,743	$63,583
     Ratio of Earnings to Fixed Charges. The ratio of earnings to fixed charges is calculated based upon total stockholder equity and the aggregate number of shares of common stock outstanding as of September 30, 2008 and December 31, 2008, and is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases. For each of the years ended September 30, 2008 and 2007, the ratio was less than 1.0:1.0 and deficient by $2,328,000 and $305,000, respectively. For the each of the three month periods ended December 31, 2008 and December 31, 2007, the ratio was less than 1.0:1.0 and deficient by $3,317,000 and $989,000, respectively.
     Book Value per Share. Our book value per share as of September 30, 2008 was $2.89 and as of December 31, 2008 was $2.72.
     Additional Information. For more information about us, please refer to our Annual Report on Form 10-K for the year ended September 30, 2008, our Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 and our other filings made with the SEC. We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to tender your eligible option grants. We will also provide without charge to you, upon your written or oral request, a copy of any or all of the documents to which we have referred you. See Section 16 (“Additional Information”) for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review such reports.

Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

Exhibit Number	Description
(a)(1)(M)	Quarterly Report on Form 10-Q for the period ended December 31, 2008, filed with the Securities and Exchange Commission on February 9, 2009 (SEC File No. 000-51461) and incorporated herein by reference.

(d)(6)	Form of Performance-based Nonstatutory Option granted under the 2005 Stock Incentive Plan (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008, filed with the Securities and Exchange Commission on February 9, 2009 (SEC File No. 000-51461) and incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNICA CORPORATION
By:	/s/ Yuchun Lee
Name: Yuchun Lee
Title: Chief Executive Officer

Date: February 10, 2009

Index to Exhibits

Exhibit Number	Description
(a)(1)(M)	Quarterly Report on Form 10-Q for the period ended December 31, 2008, filed with the Securities and Exchange Commission on February 9, 2009 (SEC File No. 000-51461) and incorporated herein by reference.

(d)(6)	Form of Performance-based Nonstatutory Option granted under the 2005 Stock Incentive Plan (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008, filed with the Securities and Exchange Commission on February 9, 2009 (SEC File No. 000-51461) and incorporated herein by reference.